Exhibit 1.02

Cascade Microtech, Inc.

2013 Conflict Minerals Report

Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”), this is the Conflict Minerals Report of Cascade Microtech, Inc. (“CSCD”) for the year that ended December 31, 2013. The Rule requires companies that register with the SEC to report on the source and origin of conflict minerals that they “manufacture” or “contract to manufacture” that are “necessary to the functionality or production of a product.” “Conflict Minerals” include tantalum, tin, gold, or tungsten; the derivatives of cassiterite, columbite-tantalite, and wolframite. Under the Rule, if a company is unable to declare their products to be conflict mineral free, the company must exercise due diligence on the conflict minerals’ source and chain of custody.

This report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the Conflict Minerals Report is not subject to an independent private sector audit.

Unless otherwise defined herein, capitalized terms have the meaning given to them in the Rule.

Company Overview

CSCD is a worldwide leader in the design, develop, manufacture and market advanced wafer probing, thermal and reliability solutions for the electrical measurement and testing of high performance semiconductor devices. Our products enable precision on-wafer measurement of integrated circuits and are typically used in the early phases of the development of semiconductor processes where the accuracy and repeatability of measurements is critical to achieving yield from advanced process nodes. They are also used in production applications to test semiconductor devices prior to completion of the manufacturing process. CSCD’s engineering probe stations and analytical probes are used in research and development to perform precise electrical measurements, or electrical metrology, on increasingly complex and high-speed chips in order to assure quality and reliability, reduce costly redesigns, accelerate time-to-market and improve chip fabrication processes. Our production probe cards reduce manufacturing costs of complex and high-speed chips by identifying defective chips early in the process and by testing multiple chips concurrently.

CSCD has five (5) manufacturing facilities located in Beaverton (2 locations), Oregon; North St Paul, Minnesota; Munich and Sacka, Germany. Our supply chain is complex and diverse with vendors residing throughout the world.

CSCD Conflict Minerals Policy

CSCD has adopted a Conflict Minerals Policy and requires our suppliers to comply with the policy. Our Conflict Minerals Policy includes the following: http://www.cmicro.com/company/quality-and-environment

It is Cascade Microtech, Inc.’s intent to ensure that our organization does not aid in funding or enabling any group to oppress others through the manufacturing of our products. This policy fits into our framework of social responsibility as global citizens.

Exhibit 1.02	30 May 2014

Cascade Microtech, Inc.

2013 Conflict Minerals Report

CSCD supports ending violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Countries,” located in the Democratic Republic of the Congo (DRC) and surrounding countries.

CSCD supports the Conflict Minerals Rule passed by Congress to further the humanitarian goal of ending violent conflict in Conflict Countries, where the exploitation and trade of “conflict minerals” has partially financed the oppression of people in the DRC and its surrounding countries.

Due Diligence Measures

The Rule requires certain companies to investigate the origin of Conflict Minerals if such Conflict Minerals are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. In order to complete and file the Form SD, CSCD performed reasonable country of origin inquiries and additional due diligence efforts in order to determine whether Conflict Minerals necessary to the functionality or production of our products originate in one of the Conflict Countries.

In CSCD’s effort to comply with the Rule, CSCD has requested that suppliers complete a survey that will define the source of Conflict Minerals they supply to us and return the survey to CSCD’s supply chain agent. CSCD’s due diligence measures were designed to conform to the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition.

The survey was designed to collect information on the existence of Conflict Minerals in parts supplied to CSCD and if the Conflict Minerals are sourced from Conflict Countries. The questions asked in the survey included, but were not limited to, identity of any Conflict Minerals used in products, the location of origin for any Conflict Minerals used, and the location of all smelters. Completion of the survey with accurate information with a certification statement pertaining to the accuracy of the disclosed information was obtained from nearly 84% of our supply chain. CSCD has reviewed the survey data to ensure the completeness of each survey upon their return.

Suppliers that did not complete the survey risk non-compliance with CSCD’s Conflict Mineral’s Policy, disrupting their capability to supply products to CSCD. Suppliers were made aware that non-compliance may lead to disqualification as a supplier.

Methodology

CSCD sources a wide variety of components, parts, materials and assemblies from a very diverse supply base of more than 700 suppliers worldwide. Therefore, a subset of suppliers that meet one of the following criteria that may provide Conflict Minerals was identified: already designated Critical Suppliers (60 in total), other high spend suppliers (38), and low-spend suppliers known to provide the minerals of interest (12). Surveys were sent to this subset of 110 suppliers that represent greater than 80% of CSCD’s annual procurement spend.

Exhibit 1.02	30 May 2014

Cascade Microtech, Inc.

2013 Conflict Minerals Report

Data

Total number of smelters identified	34
Number of smelters using recycled or scrap sources	6
Number of smelters not sourcing from Conflict Minerals covered countries	22
Number of smelters sourcing from Conflict Minerals covered countries	0
Number of smelters where origin of Conflict Minerals is undetermined	72

Smelter Information

No Conflict Minerals have been identified as originating in smelters located in Conflict Countries. The following list of smelters and the country of origin were identified by CSCD suppliers and in multiple surveys.

Feinhütte Halsbrücke GmbH – Germany	Agosi – Canada
Jaingxi – China	Thaisarco – Thailand
PT Tambang Timah – Indonesia	Malaysia Smelting Corporation – Malaysia
Minsur – Peru	Johnson Mathley – USA
HC Starck GmbH – Germany	Wolfram Bergbau und Hütten AG. – Austria
Royal Canadian Mint MB – Canada	La Caridad – Mexico
Codelco – Chile	United Precious Metals – United States
Unicore SA – United States	Kennecott Utah – United States
Ningxia Smelting – China	Zhuzhou Cement – China
Tanaka Denshi Kogyo – Japan	Xstrata Canada Corporation – Canada

Conclusion

Based on the inquiries and due diligence procedures performed, and given the general lack of control processes our suppliers have over Conflict Minerals in their supply chain, CSCD is unable to determine the origin of all the Conflict Minerals used in its products and cannot exclude the possibility that some may have originated from the covered countries. As such, CSCD has concluded that products manufactured that are subject to the reporting obligations of the Rule are “DRC conflict undeterminable.”

At this time our compliance efforts will continue to be focused on the 110 subset suppliers.

Exhibit 1.02	30 May 2014